Annual Report
HYLETE, Inc.



11622 El Camino Real, Suite 100
San Diego, California 92130
858-225-8998

www.hylete.com

In this report, the term "Hylete," "we," "us," "our" or "the company" refers to HYLETE, Inc., a Delaware corporation.

The company has sold shares of its Class A Common Stock (which, as a result of the company's Recapitalization, have each converted into 1 share of Common Stock and 1 share of Series B-5 Preferred Stock of the company, or a "Common Stock Unit") pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Offering") and is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2021. A copy of this report may be found on the company's website at www.hylete.com/financials.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report and the company's offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward- looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have incurred significant net losses since our inception and cannot assure you that we will achieve or maintain profitable operations.

We have incurred significant net losses since inception. Our net loss was $2,731,787, and $6,720,662 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had a stockholders' deficit of $8,067,310. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events.

We cannot assure you that we will achieve sustainable operating profits as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our company to decline, resulting in a significant or complete loss of your investment.

If we do not obtain adequate capital funding or improve our financial performance, we may not be able to continue as a going concern.

The report of our independent registered public accounting firm for the year ended December 31, 2021 included herein contains an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern as a result of recurring losses from operations. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. Our ability to continue as a going concern will be determined by our ability to raise additional capital, which will enable us to fund our expansion plans and realize our business objectives. In addition, we have incurred a net loss in each year since our inception and expect to incur losses in future periods until we our revenues are sufficient to fund our operating expenses. If we are unable to obtain adequate funding in the future, or if we are unable to grow our revenue to achieve and sustain profitability, we may not be able to continue as a going concern.

Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality, and our customer experience.

We believe that our brand image and brand awareness is vital to the success of our business. The HYLETE name is integral to our business as well as to the implementation of our strategies for expanding our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Among other things, we rely on social media platforms, such as Facebook and Instagram , to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the activewear, footwear and accessories market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected, and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow-moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations.

Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and styles that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory, inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition.

An economic downturn or economic uncertainty in the United States may adversely affect consumer discretionary spending and demand for our products.

Our operating results are affected by the relative condition of the United States economy as many of our products may be considered discretionary items for consumers. As a lifestyle brand that depends primarily on consumer discretionary spending, our customers may reduce their spending and purchases due to job loss or fear of job loss, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, falling home prices, increased taxes, and/or lower consumer confidence. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty. Current, recent past, and future conditions may also adversely affect our pricing and liquidation strategy; promotional activities, product liquidation, and decreased demand for consumer products could affect profitability and margins. On-line customer traffic is difficult to forecast. As a consequence, sales, operating, and financial results for a particular period are difficult to predict, and, therefore, it is difficult to forecast expected results for future periods. Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition and could cause the value of our company to decline.

Additionally, many of the effects and consequences of U.S. and global financial and economic conditions could potentially have a material adverse effect on our liquidity and capital resources, including the ability to raise additional capital, if needed, or could otherwise negatively affect our business and financial results. For example, global economic conditions may also adversely affect our suppliers' access to capital and liquidity with which to maintain their inventory, production levels, and product quality and to operate their businesses, all of which could adversely affect our supply chain. Market instability could make it more difficult for us and our suppliers to accurately forecast future product demand trends, which could cause us to carry too much or too little merchandise in various product categories*.*

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for products of our competitors, our failure to accurately forecast acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and have an adverse effect on gross margin. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and distributor relationships.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

The market for activewear is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of activewear and athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of activewear and athletic apparel. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition. Because of the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in apparel for yoga, CrossFit and other activities. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do.

As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by:

- quickly adapting to changes in customer requirements or consumer preferences;
- discounting excess inventory that has been written down or written off;
- devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and
- engaging in lengthy and costly intellectual property and other disputes.

Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party suppliers and manufacturers to provide raw materials for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We rely on third-party suppliers primarily located outside of the United States to provide raw materials for and to produce our products. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for fabrics, raw materials, production and import quota capacity. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.

In addition, we do not own or operate any manufacturing facilities and rely solely on unaffiliated manufacturers primarily located outside the United States to manufacture our products. For the years ended December 31, 2021 and December 31, 2020, we estimate that approximately 80% of our products were manufactured in China, with the remainder manufactured in other regions. Increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations, net revenue, and earnings. In addition, certain of our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products, labor shortage and increases in labor costs, and difficulties in moving products manufactured out of the countries in which they are manufactured and through the ports on the western coast of North America, whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, and natural disasters or health pandemics. A labor strike or other transportation disruption affecting these ports could significantly disrupt our business. In addition, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business.

These and other factors beyond our control could result in our third-party suppliers and manufacturers being unable to fill our orders in a timely manner. If we experience significant increased demand, or we lose or need to replace an existing third- party supplier and manufacturer as a result of adverse economic conditions or other reasons, we may not be able to secure additional manufacturing capacity when required or on terms that are acceptable to us, or at all, or manufacturers may not be able to allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to find new third-party suppliers or manufacturers, we may encounter delays in production and added costs as a result of the time it takes to train our manufacturers on our methods, products and quality control standards. Moreover, it is possible that we will experience defects, errors, or other problems with their work that will materially affect our operations and we may have little or no recourse to recover damages for these losses. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower net revenues and net income both in the short and long term.

Our third-party suppliers and customers are located in geographies currently affected by the coronavirus.

The impact of the coronavirus or any other pandemic could affect our supply chain and/or consumer behavior. The impact of the coronavirus outbreak has had a significant impact on supply chains worldwide. Our company has also been affected by this, which has resulted in extended production cycles and longer delivery times. China's Zero-COVID policy may result in periodic lockdowns, border closures, supply chain disruptions and employee absenteeism, all of which could have a significant impact on our ability to source products and could have a material adverse effect on our financial conditions, operating results and cash flows.

Our sales and gross margins may decline as a result of increasing product costs and decreasing selling prices.

Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, pressure from consumers to reduce the prices we charge for our products, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial conditions, operating results and cash flows.

The fabrics used in our products include synthetic fabrics whose raw materials include petroleum-based products, as well as natural fibers such as cotton. Significant price fluctuations or shortages in petroleum or other raw materials can materially adversely affect our cost of goods sold.

In addition, the United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations.

Our operations are currently primarily dependent on a single warehouse and distribution center, and the loss of, or disruption in, the warehouse and distribution center and other factors affecting the distribution of merchandise could have a material adverse effect on our business and operations.

Our warehouse and fulfillment/distribution functions are currently primarily handled from a single facility in Tecate, Mexico, operated by an unaffiliated third party. Our current fulfillment/distribution operations are substantially dependent on the continued retention of this facility. Any significant interruption in the operation of the warehouse and fulfillment/distribution center due to natural disasters, accidents, system issues or failures, health pandemics or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline.

We also depend upon third-party carriers for shipment of a significant amount of merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.

Our sales and gross margins may decline as a result of increasing freight costs.

Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. We believe our company's name, logo, domain names, registered and unregistered trademarks, patents, copyrights, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline.

From time to time, we may be subject to litigation.

On February 23, 2022, our company received a copy of a civil complaint filed in California State Court by our company's former CEO, Ronald L. Wilson, II (the "Complaint"), and naming as defendants, the company, several of its current, and former, Board Members, one of its officers, and the company's principal investor, Black Oak Capital ("Black Oak"). Within the Complaint, Mr. Wilson alleges, among other things, various causes of action related to an alleged agreement between company and Mr. Wilson, and, the company's most recent round of financing involving Black Oak. Specifically, the Complaint raises the following causes of action against one or more of the defendants: breach of contract; fraudulent inducement, intentional interference with employment contract, defamation, promissory estoppel, and failure to pay wages owed.

The company and Black Oak believe the claims made by Mr. Wilson are without merit and they intend to defend themselves vigorously against such claims listed in the Complaint. While the company and Black Oak believe they will be successful in defending against Mr. Wilson's claims, there can be no assurance as to the outcome of this lawsuit.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image.

We have an amount of debt which may be considered significant for a company of our size which could adversely affect our financial condition and our ability to react to changes in our business.

As of April 1, 2022, we had an aggregate principal amount of debt outstanding of approximately $2.9 million. We believe this is an amount of indebtedness which may be considered significant for a company of our size and current revenue base.

Our substantial debt could have important consequences to us. For example, it could:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;

- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;

- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;

- place us at a competitive disadvantage to our competitors with proportionately less debt for their size;

- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

- limit our flexibility in planning for, or reacting to, changing conditions in our business; and

- limit our ability to react to competitive pressures or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations, as we have pledged our company assets as collateral for certain of our outstanding debt obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

We will likely need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Growing and operating our business will require significant cash outlays and capital expenditures and commitments. We have utilized cash on hand and cash generated from operations, accessed our credit facility and issued equity and debt securities as sources of liquidity. If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the offering price per share of our Class A Common Stock (which subsequently converted into "Common Stock Units" consisting of 1 share of Common Stock and 1 share of Series B-5 Preferred Stock of the company) sold to investors in the Offering. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Common Stock Units. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the U.S., as well as by various other federal, state, provincial, local and international regulatory authorities in the locations in which our products are distributed or sold. If we fail to comply with those regulations, we could become subject to significant penalties or claims or be required to recall products, which could negatively impact our results of operations and disrupt our ability to conduct our business, as well as damage our brand image with consumers. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant unanticipated compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net revenues.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-bribery laws applicable to our operations. Although we have policies and procedures to address compliance with the FCPA and similar laws, there can be no assurance that all of our employees, agents and other partners will not take actions in violations of our policies. Any such violation could subject us to sanctions or other penalties that could negatively affect our reputation, business and operating results.

Changes to statutes or regulations, in particular, changes to Customs and Border Patrol Section 321, could have a negative impact on our business, financial condition, results of operations and cash flows.

Section 321, 19 USC 1321 ("Section 321") is the federal statute that sets the de minimis level concerning all the international shipments headed to the United States. De minimis provides admission of articles free of duty and of any tax imposed on or by reason of importation. Under this statute, the aggregate fair retail value of articles imported by one person on one day and exempted from the payment of duty shall not exceed $800. The company currently utilizes Section 321 to significantly reduce the total amount we pay for duties and taxes (see "The Company's Business -- Sourcing, Manufacturing and Quality Assurance"). Such laws and regulations are subject to periodic review and potential revision by the U.S. Congress. The company cannot predict the timing or ultimate outcome of any of these reviews or how any future actions taken as a result thereof may impact its business, results of operations, cash flows and financial condition.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the fashion and fitness industries, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business.

If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our operating results could be materially adversely affected.

The substantial majority of our customers shop with us through our e-commerce website and mobile application. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. Any failure on our part to provide an attractive, effective, reliable, user-friendly e-commerce platform that offers a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of sales, harm our reputation with customers, and could have a material adverse impact on our business and results of operations.

Additionally, privacy policies that were implemented by large technology companies such as Apple in 2021 have made attracting customers to our e-commerce platform through marketing efforts more difficult, impairing our ability to target individuals that may be more likely to become a customer of our company than others. It is possible these recent changes will continue to have a negative effect on our ability to market our products and company, and could continue to have a material adverse impact on our business and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial and other personally identifiable information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military-grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position.

Organizations face growing regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

We may identify material weakness in our internal control over financial reporting that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Our failure to remediate any material weakness could adversely affect our ability to report financial information, including our filing of annual and semi-annual reports with the Commission on a timely and accurate basis. Moreover, our failure to remediate any material weakness could prohibit us from producing timely and accurate financial statements.

The exclusive forum provision in our Second Amended and Restated Certificate of Incorporation and bylaws, as amended, could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Article 7 of our Second Amended and Restated Certificate of Incorporation and Article 8.14 of our bylaws, as amended, dictate that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including a derivative action or proceeding brought on behalf of our company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the stockholders of our company; any claim arising under the DGCL (as defined below); and any action asserting a claim governed by the internal affairs doctrine. We do not intend this exclusive forum provision to apply to claims under the federal securities laws. While management believes limiting the forum is a benefit, stockholders could be inconvenienced by not being able to bring an action in another forum they find favorable. Note that there is uncertainty as to whether a court would enforce this provision as it relates to claims under the federal securities laws and that stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

A Delaware corporation is allowed to mandate in its corporate governance documents a chosen forum for the resolution of state law-based stockholder class actions, derivative suits and other intra-corporate disputes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums. As a result, it may be more difficult for investors located outside of the State of Delaware to bring a legal action against us for certain claims, due to cost and geographic limitations.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the company may apply in the future for quotation of its common stock on an over-the-counter market, or similar, exchange, there are a number of requirements that the company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

THE COMPANY'S BUSINESS

We are engaged in the design, development, manufacturing and distribution of premium performance apparel and gear. We are a community-driven brand focused on people living a fitness-based lifestyle, and we constantly strive to push the limits of what we can do to strengthen and support the fitness community.

Products

We offer a suite of product offerings consisting of premium performance apparel, footwear, and gear for men and women who live a fitness-based lifestyle, including items such as shorts, pants, tops and jackets, socks, shoes and other accessories designed for functional fitness and other athletic pursuits. We sell our products at multiple price levels and design our products with unique fabrics and/or innovative features which we believe differentiates our products from those of our competitors and doubles as gear for an active lifestyle.

We believe the clothes you wear for a workout can make a difference in how you feel during as well as after exercise. While your gym clothes should be ready for even the most strenuous of exercise regimens, what works at the gym or yoga studio now works in many casual office or entertainment settings, especially as items become more stylish. We believe our customers seek a combination of performance and style in their activewear. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle, we believe the strength of our brand and community appeals to those who pursue an active, mindful, and balanced life.

Product Design

We believe our customers seek a combination of performance and style in their activewear, choosing products that allow them to feel great during exercise and comfortable wearing this apparel in social settings thereafter. Our product team strives to identify consumer trends and needs, proactively seeking the input of our customers to achieve our product goals of function, style and versatility.

Our design staff remains in tune with the culture of fitness, health, and action sports, spending considerable time analyzing sales data, gathering feedback from our customers, and shopping in key markets. The team is focused on identifying and interpreting the most current trends to help forecast the future design and product demands of our customers.

We seek to regularly upgrade and improve our products with the latest in innovative materials while broadening our product offerings. Our product team designs products with technically advanced fabrics, working closely with our suppliers to incorporate the latest in innovation and styling to our products. After the initial design is complete, we work with our suppliers to develop samples, and often cycle through multiple iterations of samples to ensure that the product is manufactured to specifications and meets our high-quality expectations. We partner with independent inspection, verification, and testing companies, who conduct a variety of tests on our fabrics, testing performance characteristics including pilling, shrinkage, abrasion resistance, and colorfastness. Once we have an acceptable sample, we place an order with the supplier and the final product is made available for sale.

Sourcing, Manufacturing and Quality Assurance

The fabric and other raw materials used to manufacture our apparel products are sourced from suppliers located primarily in the Asia Pacific region. Some of the specialty fabrics and other raw materials used in our apparel products are technically advanced products developed by third parties and may be available, in the short term, from a limited number of sources. We rely on a limited number of suppliers to provide fabrics for, and to produce, our products.

We do not own or operate any manufacturing facilities and rely solely on third party contract manufacturers operating primarily in China and the Asia Pacific region for the production of our products. All of our contract manufacturers are evaluated for quality systems, social compliance and financial strength by our internal teams prior to being selected and on an ongoing basis. Where appropriate, we strive to qualify multiple manufacturers for particular product types and fabrications. We also seek out vendors that can perform multiple manufacturing stages, such as procuring raw materials and providing finished products, which helps us to control our cost of goods sold.

While we have developed long-standing relationships with a number of our suppliers and manufacturing sources and take great care to ensure that they share our commitment to quality and ethics, we do not have any long-term term contracts with these parties for the production and supply of our fabrics and products. We require that all of our manufacturers adhere to a vendor code of ethics.

Currently, our products are shipped from our suppliers to an unaffiliated third-party logistics partner which currently handles all our warehousing, fulfillment, outbound shipping and returns processing. In May of 2020, we began to significantly reduce our landed costs by taking advantage of the savings available under the Section 321 programs offered by US Customs and Border Protection. The company utilizes these programs to significantly reduce the total amount we pay for duties and taxes and thus significantly reduce landed costs. Our current estimates show that our gross margins will be north of 55% of net sales as the bulk of our inventory is now shipping to customers under the Section 321 rules.

Sales

To date, all our products have been sold direct to consumers through our website (www.hylete.com) and through third-party e-commerce retailers and other businesses that order in bulk or with corporate branding added to our products. We remain committed to the "direct-to-consumer" model that we believe makes shopping more convenient for our core customers that prefer to shop in this fashion. In 2022 we plan to expand into additional third party e-commerce retailers as well as select brick and mortar storefronts both in the United States and abroad.

E-commerce

We believe that our target customer regularly shops online through various digital channels and that our digital platform provides our customers a seamless shopping experience. Our website serves both as a sales channel and a marketing tool to our extended customer base. We often change the look of our website to highlight new product offerings and promotions and to encourage frequent visits. We utilize multiple tools to drive traffic online, including our catalog, search engine marketing, internet ad placement, shopping site partnerships, third-party affiliations, email marketing, digital marketing and direct mail.

We continue to update our e-commerce site to enhance its quality and functionality, including design and content upgrades, mobile and tablet applications, expanded presence on social media, and platform enhancements. To support our customer-centric focus, we also continuously evaluate and implement improvements to our technological platforms, which affect merchandising, planning, allocation, order management, and customer relationship management. These improvements allow us to more effectively engage the customer, remain flexible and scalable to support growth, provide integrated service, and have information for real-time decision making.

Inventory Management

Inventory management is important to the financial condition and operating results of our business. We manage our inventory levels based on existing orders, anticipated sales and the rapid-delivery requirements of our customers. Our inventory strategy is focused on continuing to meet consumer demand while improving our inventory efficiency over the long term by putting systems and processes in place to improve our inventory management. These systems and processes are designed to improve our forecasting and supply planning capabilities. In addition to systems and processes, key areas of focus that we believe will enhance inventory performance are added discipline around the purchasing of raw materials, production lead time reduction, and better planning and execution in selling of excess inventory.

Our practice, and the general practice in the apparel, footwear and accessory industries, is to offer retail customers the right to return defective or improperly shipped merchandise. As it relates to new product introductions, which can often require large initial launch shipments, we commence production before receiving orders for those products from time to time. This can affect our inventory levels as we build pre-launch quantities.

Marketing

We believe marketing is a critical element in maximizing our brand value to our consumers. Our in-house marketing department conceives and produces omni-channel marketing initiatives aimed to increase brand awareness, positive perception and drive-engagement and conversion. Our marketing approach is designed to create an authentic connection with our customers by consistently generating excitement for our brand and the connected, active lifestyle we represent. We utilize a multi-pronged marketing strategy to connect with our customers and drive traffic to our online platform, comprised of the following:

- **Social Media**. We believe our core customers rely heavily on the opinions of their peers, often expressed through social media. Therefore, we use our website blog, as well as Facebook, Instagram, Twitter and Snapchat posts, as a viral marketing platform to communicate directly with our customers while also allowing customers to interact with one another and provide feedback on our products.

- **Loyalty Program**. Our customer loyalty program is designed to interact with our customers in a direct and targeted manner, and to provide insight into their shopping behaviors and preferences. Customers earn reward points that can be used to purchase products.

- **Email Marketing**. We utilize email marketing to build awareness and drive traffic to our online platform. We maintain a database through which we track and utilize key metrics such as customer acquisition cost, lifetime value per customer, cost per impression and cost per click. This database provides us with information that we use to communicate with customers regarding key initiatives and offer promotions on select merchandise, as well as to introduce new product offerings.

- **The HYLETE Community**. We utilize a community-based approach to building awareness of our brand. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle, we believe the credibility of our brand and the authentic community experiences we offer expand our potential market beyond just athletes to those who pursue an active, mindful, and balanced life.

Competition

We compete with other major activewear and athletic apparel brands such as Nike, Rhone, UnderArmour, Fabletics, Reebok, Adidas, and Lululemon. Our product quality, strong brand appeal and community-based marketing approach, are our primary competitive advantages over the large, multichannel athletic brands.

Government Regulation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, safety regulations, consumer protection regulations and other laws that regulate retailers and govern the promotion and sale of merchandise. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Seasonality

Our business is affected by the general seasonal trends common to the retail apparel industry. Our annual net revenue is weighted more heavily toward our fourth fiscal quarter, reflecting our historical strength in sales during the holiday season, while our operating expenses are more equally distributed throughout the year.

Intellectual Property

We currently hold a trademark on the name HYLETE in the United States, Canada and in the other countries where our products will be either sold or manufactured. We also hold two patents on our waist tightening systems.

Properties

Our facility in San Diego, California serves as our headquarters. The monthly lease rate is $5,745 and the term is through May 31, 2022.

Employees

As of April 15, 2022, we had 23 employees, all of which were full-time employees. We believe our relationship with our employees is good. None of our employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and we believe our relationship with our employees is strong.

Legal Proceedings

Ronald Wilson Complaint

On February 23, 2022, Hylete, Inc. received a copy of a civil complaint filed in California State Court by the company's former CEO, Ronald L. Wilson, II (the "Complaint"), and naming as defendants, the company, several of its current, and former, Board members, one of its officers, and the company's principal investor, Black Oak Capital ("Black Oak"). Within the Complaint, Mr. Wilson alleges, among other things, various causes of action related to an alleged agreement between the company and Mr. Wilson, and the company's most recent round of financing involving Black Oak. Specifically, the Complaint raises the following causes of action against one or more of the defendants: breach of contract; fraudulent inducement, intentional interference with employment contract, defamation, promissory estoppel, and failure to pay wages owed.

The company and Black Oak believe the claims made by Mr. Wilson are without merit and they intend to defend themselves vigorously against such claims listed in the Complaint. While the company and Black Oak believe they will be successful in defending against Mr. Wilson's claims, there can be no assurance as to the outcome of this lawsuit.

Hybrid Athletics

Hybrid Athletics, LLC ("HA"), filed a civil action in the U.S. District Court for the District of Connecticut on October 23, 2017 (the "Connecticut Action"), seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment.

At the time of our alleged advertising injury to HA, we had a policy with Farmers Insurance that we believe covered us for up to $2 million in legal reimbursements. We tendered the claims to our carrier within days of the commencement of the Connecticut Action. Although the carrier indicated an initial willingness to settle, we were not able to come to a negotiated resolution that we deemed fair. As a result, we filed a complaint on May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier's duty to defend, as well as claims for breach of contract, specific performance and bad faith. On March 10, 2020, the court granted the company's motion for summary adjudication regarding the carrier's duty to defend. On November 3, 2020, the company reached a confidential settlement with Farmers Insurance which resulted in the San Diego County District Court case being dismissed with prejudice.

On December 15, 2020, the company and its founders, Ronald Wilson and Matthew Paulson (together, the "Hylete Parties") entered into a Settlement Agreement with HA and HA's sole owner Robert Orlando (together, the "Hybrid Parties") (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the Hylete Parties and the Hybrid Parties agreed to dismiss, with prejudice, the claims and counterclaims against each other in the Connecticut Action and in an action filed by the company against HA at the Trademark Trial and Appeal Board ("TTAB"). The Hylete Parties and the Hybrid Parties also released each other and their respective employees, officers, directors, attorneys, agents, customers, subsidiaries, predecessors, successors and assigns from any and all causes and actions relating to the claims and counterclaims in the Connecticut Action, and the TTAB action.

Pursuant to the Settlement Agreement, the Hylete Parties remitted to Hybrid $1 million, which was funded by Farmers pursuant to the settlement agreement. The Hylete Parties also agreed to pay $100,000 to Mr. Orlando in four annual installments of $25,000 commencing in November 2021 and to issue to Mr. Orlando a stock purchase warrant for 950,000 shares of the company's Class A Common Stock (the "Warrant"). The Warrant expires 10 years from the date it was issued and entitles Mr. Orlando to purchase the shares at a purchase price of $0.001 per share and may be exercised in whole or in part until the expiration date. The Warrant is still outstanding as of the date of this Annual Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information appearing elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless otherwise indicated, the results discussed below are as of December 31, 2021.

Overview

We are a fitness lifestyle company engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear for men and women. Our products incorporate unique fabrics and/or innovative features that we believe differentiates us from our competitors, and are designed to offer superior performance, fit and comfort while incorporating both function and style. We focus our products, content, and initiatives on customers and communities that maintain a fitness-based lifestyle.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our teams and ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality fitness-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture. We also have a loyalty program to further engage, reward and motivate our customers. We believe that our immersion in the fitness lifestyle culture allows us to build credibility with our target audience and gather valuable feedback on ever evolving customer preferences.

In order to identify new trends and consumer preferences, our product design team spends considerable time analyzing sales data and gathering feedback from our customers. We believe this provides us with valuable consumer data and analytics to help shape our merchandising strategy.

To date, all our products have been sold direct to consumers through our website (www.hylete.com) and through third-party e-commerce retailers and other businesses that order in bulk or with corporate branding added to our products. We remain committed to the "direct-to-consumer" model that we believe makes shopping more convenient for our core customers that prefer to shop in this fashion. In 2022 we plan to expand into additional third party e-commerce retailers as well as select brick and mortar storefronts both in the United States and abroad. Our continued investment in marketing and product will be critical factors in the future revenue growth of our company.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred losses from operations and have a working capital deficit of $0.5 million and an accumulated deficit of approximately $33.2 million as of December 31, 2021. We require substantial capital to implement our plans and meet our obligations as they become due. These factors raise substantial doubt about our ability to continue as a going concern. See "Liquidity and Capital Resources" below for a more detailed discussion.

GRACEDBYGRIT Acquisition

Effective June 1, 2018, we completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation ("GRACEDBYGRIT"), pursuant to an Asset Purchase Agreement dated May 31, 2018 between HYLETE and GRACEDBYGRIT. We purchased 100% of the net assets of GRACEDBYGRIT, Inc. for 789,875 shares of Class B Common Stock in an amount valued at $987,344 as consideration for the transaction. The shares of Class B Common Stock were valued at the price to which our shares were being sold to third parties at the time of the transactions.

The asset acquisition of GRACEDBYGRIT included a $400,000 bridge note funding by Steelpoint Co-Investment Fund ("Steelpoint Bridge Note") that was executed and funded contemporaneously with the Asset Purchase Agreement dated May 31, 2018. The Steelpoint Bridge Note debt was utilized to build inventories that helped grow our overall net sales in 2018. Steelpoint converted its bridge note to equity on January 6, 2020.

Basis of Presentation

Net sales

Net sales is comprised of direct to consumer sales through www.hylete.com, and other third-party sites as well as sales to other retail and distribution partners. Our net sales reflect sales revenues, net of discounts, and shipping revenues, offset by sales returns and allowances.

Cost of sales

Cost of sales includes the cost of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering our goods. It also includes the inventory provision expense. The primary drivers of the costs of individual products are the costs of raw materials and labor in the countries where we source our merchandise.

Operating expenses

Operating expenses consists of (i) selling and marketing expenses, (ii) general and administrative expenses, (iii) shipping and distribution expenses and (iv) expenses related to the impairment of goodwill. We recognize shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of operating expenses. Operating expenses decreased during the twelve months ended December 31, 2021 compared to the twelve months ended December 31, 2020. During 2021, the company incurred additional sales and marketing expenses to support the long-term growth of the company. The increase in sales and marketing expenses was outweighed by the reduction in general and administrative expenses. For the year ended December 31, 2021 we experienced significant savings associated with our workforce due to attrition as well as a significant reduction in rent expense due to a significant downsizing of our office space. These general and administrative expense reductions were partially offset by a one-time charge for the impairment of the goodwill that was associated with the GRACEDBYGRIT Acquisition.

Factors Affecting Our Performance

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our sites, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on our sites. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness and Site Visits

We intend to continue investing in our brand marketing efforts, with a specific focus on increasing HYLETE brand awareness. We have made significant investments to strengthen the HYLETE brand through expansion of our social media presence, events and strategic relationships. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability would be adversely affected.

Customer Acquisition

To continue to grow our business, we intend to acquire new customers and retain our existing customers at a reasonable cost. We invest significant resources in marketing and use a variety of brand, performance marketing and sales channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

To measure the effectiveness of our marketing spend, we analyze customer acquisition cost, or CAC, and customer lifetime value, or LTV. We define CAC as all of our brand and performance marketing expenses attributable to acquiring new customers divided by the number of customers who placed their first order in the relevant period. We manage CAC methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between January 1 and December 31 of the cohort year. We define contribution profit as revenues plus shipping charges paid to us by the customer minus the cost of goods sold and the shipping charges that we paid to carriers. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort.

Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases.

We monitor retention across our entire customer base. We define repeat customers as customers who have purchased from us at least once before. Repeat customers place more orders annually than new customers, resulting in repeat customers representing approximately 68% of net sales dollars in 2021 and 69% in 2020. We believe this metric is reflective of our ability to engage and retain our customers through our differentiated marketing and compelling merchandise offering and shopping experience. The share of our net sales from repeat customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts.

Merchandise Mix

We offer merchandise across a variety of product types and price points. Our product mix consists primarily of apparel, footwear and accessories. We sell merchandise across a broad range of price points and may further broaden our price point offerings in the future.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, brands, product types and price points do have a range of margin profiles. Shifts in merchandise mix driven by customer demand may result in fluctuations in our gross margin from period to period.

Inventory Management

We leverage our platform to buy and manage our inventory and merchandise assortment. We make shallow initial inventory buys, and then use our proprietary technology tools to identify and re-order best sellers, taking into account customer feedback across a variety of key metrics, which allows us to minimize inventory and fashion risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and frequently before apparel trends are confirmed. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs, which impact our gross margins. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories will require additional investments in inventory.

Investment in our Operations and Infrastructure

We will continue to make investments aimed at growing our customer base and enhancing our product offerings. We intend to leverage our platform and understanding of trends to inform investments in marketing, infrastructure, and inventory. We anticipate these investments will be offset by savings in other areas, allowing cash outlays to be flat to down. While we cannot be certain that these efforts will grow our customer base, we believe these strategies will yield positive returns in both the short and the long terms.

Results of Operations

Year ended December 31, 2021 Compared to year ended December 31, 2020

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenue:

| | Year ended December 31, | |
	2021	2020
Net revenue	$ 9,823,712	$ 11,123,917
Cost of goods sold	4,401,034	5,591,662
Gross profit	5,422,678	5,532,255
Selling and marketing expense	3,361,295	2,928,844
General and administrative expense	2,765,602	3,956,805
Shipping and distribution expense	2,174,772	2,374,013
Goodwill impairment	426,059	–
Insurance Proceeds	–	(865,828)
PPP Loan Forgiveness	(10,000)	(492,555)
Interest expense	1,314,817	1,187,238

Other Expense	–	57,500
Warrants issued for legal settlement	–	949,067
Change in fair value of Series A-2 warrant liability	(1,876,980)	(870)
Gain/Loss on disposal	(1,100)	300,703
Loss on debt extinguishment	–	1,858,000
Net loss	2,731,787	6,720,662

	Year ended December 31,	
	2021	**2020**
Net revenue	100%	100%
Cost of goods sold	44.8%	50.3%
Gross profit	55.2%	49.7%
Selling and marketing expense	34.2%	26.3%
General and administrative expense	28.2%	35.6%
Shipping and distribution expense	22.1%	21.3%
Goodwill impairment	4.3%	0.0%
Insurance Proceeds	0.0%	(7.8)%
PPP Loan Forgiveness	(0.1)%	(4.4)%
Interest expense	13.4%	10.7%
Other Expense	0.0%	0.5%
Warrants issued for legal settlement	0.0%	8.5%
Change in fair value of Series A-2 warrant liability	(19.1)%	(0.0)%
Gain/Loss on disposal	(0.0)%	2.7%
Loss on debt extinguishment	0.0%	16.7%
Net loss	27.8%	60.4%

Net sales for 2021 were $9,823,712, a decrease of 11.7% from net sales of $11,123,917 for 2020. Sales on HYLETE.com attributable to existing customers were approximately 68% for 2021 versus approximately 69% for 2020. Net sales by product category in 2021 were consistent with what we experienced in 2020 with a modest shift from tees to pants. We believe the decrease in net sales was attributable to the difficulties in attracting customers caused by privacy policies that were implemented by large technology companies such as Apple in 2021, which have made targeted advertising and marketing more difficult.

Cost of sales for 2021 were $4,401,034, down from $5,591,662 in 2020. Cost of sales as a percentage of net sales yielded a gross margin of 55% in 2021 versus a gross margin of 50% in the same time period in 2020. In May of 2020, we began to significantly reduce our landed costs by taking advantage of the savings available under the Section 321 programs offered by US Customs and Border Protection. The company utilized these programs in 2021 to significantly reduce the total amount we pay for duties and taxes and thus significantly reduced landed costs in 2021 compared to 2020. The increase in the gross margin percent was also assisted by our decision to dial back on the level of discounting that was offered to our customers during 2021.

Selling and marketing expenses were $3,361,295 for 2021, an increase from $2,928,844 in 2020, which represented 34.2% and 26.3% of net sales in 2021 and 2020, respectively. The increase was due to increased marketing expenditures resulting from a combination of higher advertising rates and our decision to increase our investment in customer acquisition. We continue to track our marketing spend closely and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our marketing resources. We anticipate that these expenses as a percentage of revenue will decrease gradually for the foreseeable future as we shift to more cost-effective methods of customer acquisition.

General and administrative expenses were $2,765,602 in 2021 compared to $3,956,805 in 2020. This 30.1% decrease in general and administrative expense was the result of operating with a leaner staff in 2021 as well as a reduction in the amount of office space under lease, which translated to lower rent costs in 2021 compared to 2020.

Shipping and distribution costs for 2021 were $2,174,772, which represented 22.1% of net sales versus 2020 shipping and distribution costs of $2,374,013 that represented 21.3% of net sales. In July 2020, we transitioned to a new distribution partner, which allowed us to take advantage of the savings available under the section 321 programs offered by US Customs and Border Protection without increasing our shipping and distribution rates. While total costs were down year over year, costs as a percentage of revenue were up due to spreading our fixed costs over a lower revenue base.

Interest expense for 2021 increased to $1,314,817, versus $1,187,238 during 2020, resulting from an increase in total debt outstanding and an increased interest rate applicable to a portion of the borrowings under our Credit Agreement (as defined and described below). In addition, we recorded a non-cash gain of $1,876,980 reflecting the change in fair value of outstanding Preferred Stock

warrants, which were reclassified in June 2021 to equity following the elimination of the contingent redemption feature of the underlying stock, as discussed below under "Liquidity and Capital Resources – Equity Issuances" below.

As a result of the foregoing, we incurred a net loss for the 12 months ended December 31, 2021 of $2,731,787 versus a net loss in the same period of 2020 of $6,720,662– a decrease of 59.4% in net loss. The company currently expects we will incur a modest loss in 2022. It is possible that we will continue to incur losses in the future if we experience unforeseen expenses, difficulties, complications, and delays, and other unknown events.

Liquidity and Capital Resources

Since inception, we have funded operations through the issuance of equity securities, debt instruments and convertible notes. As of December 31, 2021, our cash on hand was $59,661.

On February 26, 2021, we were officially notified by our senior lender, Black Oak Capital Partners (together with its affiliated companies, "Black Oak Capital"), that we were not in compliance with the covenant to make principal or interest payments when due, since we failed to pay interest that was due on January 31, 2021. At that time, the company was also not in compliance with the covenant that requires the company to maintain a cash balance at all times of at least $250,000. On April 1, 2021, the principal payment of $5,750,000 that was due to Black Oak on that date became past due.

On April 1, 2022, the company entered into a debt conversion and release agreement (the "Debt Conversion Agreement") with Black Oak-Hylete-Senior Debt, LLC, BOCM3-Hylete-Senior Debt, LLC, Black Oak-Hylete-Senior Debt 2, LLC, BOCM3-Hylete-Senior Debt 2, LLC, Black Oak α Equity Fund, LLC, and Black Oak-Hylete-Senior Debt 3, LLC (together, the "Black Oak Lenders"). Pursuant to the Debt Conversion Agreement, the Black Oak Lenders agreed (1) to terminate all prior credit agreements between the company and the Black Oak Lenders relating to six million dollars ($6,000,000) of indebtedness owed by the company to the Black Oak Lenders (the "Debt"), other than the security agreements relating to such indebtedness, and to cancel the Debt and (2) to release, waive, discharge and covenant not to sue the company, including its affiliates, directors, employees, shareholders, former shareholders, employees, agents, representatives, successors and assigns (collectively, "Releases") from any claims the Black Oak Lenders may have or have, in connection with the prior credit agreements. Pursuant to the Debt Conversion Agreement, on April 1, 2022 the company converted all of the Debt into shares of Series B-2B Preferred Stock, par value $0.001 per share ("Series B-2B Preferred"), of the company and issued 20,889,183 shares of Series B-2B Preferred at a price of $0.28723 per share to entities designated by the Black Oak Lenders. The company also agreed to issue an additional 1,044,459 shares of B-2B Preferred, which represented a 5% closing fee on the amount of Debt converted.

To fund operations, we have been working on a new capital infusion from our investors and/or lenders. Based on our business and development plans, we are dependent upon raising a minimum of $2.0 million in combined debt and equity to fund operations for a period in excess of one year from the date of this report. As of April 2022, we do not have capital to fund operations through the end of 2022. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of the private placement of debt and/or equity. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon our creditworthiness as well as market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our existing stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our prior equity issuances. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Common and Preferred Stock. If after these efforts our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives or dispose of material assets.

Our cash from operations may also be negatively impacted by a decrease in demand for our products, the COVID-19 pandemic, as well as other factors outside of our control.

Indebtedness

As of December 31, 2021, the company had total debt of $7,220,337, consisting of:

- $6,000,000 of senior secured borrowings under its credit agreement (the "Credit Agreement") with Black Oak Capital, all of which is classified as long-term debt due to the signing of the Debt Conversion Agreement

- $274,337 of additional loans payable, of which $124,337 is classified as short-term debt

- $684,000 of convertible bonds, which is classified as long-term debt

- $262,000 of bonds payable, which is classified as long-term debt

Black Oak Capital was the lead investor in our private placement of Series B-1 Preferred Stock, which had its initial funding in June 2021, and elected two of the four current directors.

Loans

We entered into a Credit Agreement with Black Oak Capital in July 2017, which was subsequently amended a number of times to increase borrowing amounts and extend the maturity. As of December 31, 2021 there were $5,750,000 of borrowings and $250,000 in accrued interest owed under the Credit Agreement. As detailed above, this debt was converted to equity on April 1, 2022. We also issued warrants for 2,082,747 shares of Series A-2 Preferred Stock to Black Oak Capital in connection with the Credit Agreement. Fees and Series A-2 Preferred Stock warrants issued in connection with the Credit Agreement resulted in a discount and loan premium to the senior credit agreement.

In October 2019, the company received a PayPal Working Capital business loan offered by WebBank for $200,000. The company paid a one-time fixed loan fee of $5,923, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 10% of the company's sales proceed transacted via PayPal were deducted daily from the company's PayPal merchant account. A minimum payment of $20,592 was required every 90 days. In July 2020, the loan was paid in full. In the same month, the company received a new loan with PayPal Working Capital for $75,000 with similar payment terms and paid a one-time fixed loan fee of $960, which was recorded as interest expense. In November 2020, the loan was paid in full, and the company received another loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $4,212, which was recorded as interest expense. In April 2021, the loan was paid in full. In the same month, the company received a new loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $8,790, which was recorded as interest expense. As of December 31, 2021 and 2020, a loan balance remained of $95,323 and $106,550, respectively. This loan is still outstanding as of the date of this report.

In January 2021, the company received a Stripe Capital Program loan offered by Celtic Bank for $36,000. The company paid a one-time fixed loan fee of $6,048, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 19.80% of the company's sales proceed transacted via Stripe were deducted daily from the company's Stripe merchant account. A minimum payment of $4,672 was required every 60 days. In September 2021, the loan was paid in full. In November 2021, the company received a new loan with Stripe Capital Program for $66,300 with similar payment terms and paid a one-time fixed loan fee of $10,475, which was recorded as interest expense. As of December 31, 2021, a loan balance of $29,014 remained. This loan is still outstanding as of the date of this report.

In January 2022, the company entered into a Loan and Security Agreement with Crossroads Financing, LLC ("Crossroads"). Pursuant to this agreement, the company may request advances from Crossroads from time to time in the total maximum aggregate amount of up to $1,700,000. The maximum aggregate amount borrowable under the agreement at any time may be lower based on the value of the company's inventory as of the date of such request. The company has borrowed $1,562,956 to date under this agreement.

Interest accrues monthly on amounts borrowed under this agreement at the greater of (i) the three month LIBOR rate plus 16% or (ii) 16%, computed on the basis of a 360 day year, and interest payments are due and payable on the first day of each month following the prior calendar month. Interest will be charged on the greater of the actual amount outstanding under the agreement or $1,000,000 – whichever is greater. Additionally, there are annual facility fees of 2% of the $1,700,000 maximum aggregate amount borrowable under the agreement. During the term of the agreement, the minimum monthly fee due under the agreement is $13,500 per month (inclusive of interest and other applicable fees) payable by the company to Crossroads.

Payments of principal during the term of the agreement will only be required to the extent that the company's outstanding balance under the agreement exceeds the maximum aggregate amount borrowable under the agreement (as described above). In such a case, the company will be required to pay to Crossroads an amount sufficient to reduce the balance owed by the company under the agreement to the maximum aggregate amount borrowable under the agreement. Pursuant to the agreement, and to secure any obligations of the company to Crossroads under this agreement, the Company has pledged as collateral all present and future assets of the Company.

Payment of all outstanding principal and interest due under the agreement is due at the termination of the agreement, which is initially 2 years from the effective date of the agreement. There is an early termination fee if the Company terminates the agreement prior to the end of the initial term. If terminated in the first year of the agreement, the termination fee is 3% of $1,700,000. If terminated in the second year of the agreement, the termination fee is 1% of $1,700,000.

A copy of this agreement is included as exhibit 6.12 to this report.

Loans Under the CARES Act

We applied for assistance via three programs being offered by the Small Business Administration ("SBA") in response to the COVID-19 crisis: The Paycheck Protection Program ("PPP") Loan; the Economic Injury Disaster Loan ("EIDL") and Economic Injury Disaster Loan Emergency Advance. On April 14, 2020, we received $10,000 for the Economic Injury Disaster Loan Emergency Advance. In the second quarter of 2020, we were approved and received funds for the PPP and the EIDL loan. The PPP loan funded $492,555 through Radius Bank with a 1% fixed interest rate and a maturity date of two years of first disbursement of this loan. No payments were due on this loan for six months from the date of disbursement. Interest continued to accrue during the deferment period. On November 2, 2020, we received forgiveness of $482,555 in principal and $2,480 in accrued interest, with the SBA deducting $10,000 for the EIDL loan emergency advance, leaving a principal balance of $10,000 on the loan. Monthly payments of $593 for the remaining balance of $10,000 and accrued interest started in December 2020. In February 2021, the loan balance was forgiven, and all payments and interest were returned to the company. On June 4, 2020, the EIDL loan funded $150,000 with a 3.75% per annum interest rate. Monthly installment payments, including principal and interest, of $731 will begin thirty months from the date of the note. The balance of principal and interest will be due thirty years from the date of the note.

Promissory Notes

On June 27, 2018, we received $200,000 under a promissory note agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest accrues on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. In June 2020, the note's maturity date was extended to June 26, 2021. In September 2021, the note holder elected to convert all amounts due on this promissory note, including total principal and interest owed of $230,000, into 800,752 shares of Series B-2a Preferred Stock of the Company. See Note 10 to our financial statements included with this report for additional information on the conversion described above.

Bonds

On May 18, 2018, the company commenced an offering under Regulation A under the Securities Act of 1933, as amended (the "Securities Act"), of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. The Class A Bond offering was closed on December 31, 2018 and the company received proceeds of $821,000. In the first quarter of 2019, the company received the remaining proceeds of $125,000, for total proceeds of $946,000 from the issuance of the Class A Bonds, which amounts were used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year, paid monthly. In connection with the Class A Bond offering, the company paid fees of $67,845, which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. During the years ended December 31, 2021 and 2020, the company amortized $3,251 and $5,938, respectively to interest expense. For the years ended December 31, 2021 and 2020, a discount of $0 and $3,251 remained, respectively, which were expensed through 2021.

In August 2021, the bondholders approved an extension of the maturity on their bonds for an additional three years.

Equity Issuances

Regulation A Offering - 2020

On March 31, 2020, the company commenced an offering pursuant to Regulation A under the Securities Act (the "Offering"), pursuant to which it offered to sell up to 12,000,000 shares of its Class A Common Stock, at a price of $1.00 per share. The company terminated the Offering on March 3, 2021. The company utilized the net proceeds from the Offering for inventory, purchase order deposits for inventory, tooling and other upfront costs associated with inventory production and general working capital. We sold 1,332,312 shares of Class A Common Stock in the Offering for gross proceeds of $1,332,312. We are also obligated to issue warrants to StartEngine Primary, LLC, the placement agent for the Offering, exercisable for 66,616 shares of Class A Common Stock at $1.00 per share.

On June 14, 2021, we filed a Second Amended and Restated Certificate of Incorporation with the State of Delaware to authorize, sell and issue Series B-1 Preferred Stock, create Series B-2A and Series B-2B Preferred Stock, reclassify the Series AA Preferred Stock into Series B-3 Preferred Stock and reclassify the Series A, A-1 and A-2 Preferred Stock into Series B-4 Preferred Stock. In addition, each share of Common Stock issued and outstanding immediately prior to the effective date of this amendment was automatically reclassified to one share of Common Stock and one share of Series B-5 Preferred Stock. Any outstanding options, warrants or other rights exercisable for Common Stock became exercisable for an equivalent number of shares of Common Stock and Series B-5 Preferred Stock. All warrants exercisable for Series A-2 Preferred Stock became exercisable for an equivalent number of shares of Series B-4 Preferred Stock.

On June 18, 2021, we entered into a stock purchase agreement with Black Oak Capital and, on June 22, 2021 issued 9,825,113 shares of Series B-1 Preferred Stock at a price of $0.10178 per share, for total proceeds of $1,000,000. Under the stock purchase agreement, we were permitted to sell an additional 19,650,226 shares of Series B-1 Preferred Stock until October 21, 2021. In July and August 2021, we sold 19,650,226 additional shares of Series B-1 Preferred Stock to Black Oak Capital for gross proceeds of $2,000,000.

Pursuant to the company's Second Amended and Restated Certificate of Incorporation, the holders of Series B-1 Preferred are entitled to elect three (3) of the five (5) members of our Board of Directors. Following its purchase of Series B-1 Preferred Stock, Black Oak Capital elected and appointed Gregory Seare, Steven Roy and David Fraser to serve as the Series B-1 Preferred directors, with Darren Yager, Kate Nowlan and Matt Paulson resigning from the Board of Directors. In December 2021, Steven Roy and David Fraser resigned from the board. In February 2022, Black Oak Capital elected and appointed Kurt Hanson to serve as a B-1 Preferred director.

Regulation Crowdfunding Offering

On November 14, 2019, the company commenced an offering (the "Offering") pursuant to Regulation Crowdfunding under the Securities Act on a funding portal operated by StartEngine Capital, LLC ("StartEngine"). The Offering closed on February 19, 2020. The company sold 1,213,252 shares of Class A Common Stock for net proceeds of $970,248 (each share of which subsequently converted into 1 share of Common Stock and one share of Series B-5 Preferred Stock in the subsequent Recapitalization).

Seasonality

Generally, our business is affected by the pattern of seasonality common to most retail apparel businesses. Historically, we have recognized a significant portion of our revenues during the holiday season in the fourth fiscal quarter of each year.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenue if the selling prices of our products do not increase with these increased costs.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASC 606") which supersedes the revenue recognition requirements in ASC 605 Revenue Recognition. This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The company adopted ASC 606 on January 1, 2019 on a modified retrospective basis. There were no changes to the statement of operations as a result of the adoption, and the timing and amount of its revenue recognition remained substantially unchanged under this new guidance. Under the provisions of ASC 606, the company is now required to present its provision for sales returns on a gross basis, rather than a net basis. The company's liability for sales return refunds is recognized within other current liabilities, and the company now presents an asset for the value of inventory which is expected to be returned within other current assets on the balance sheet.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results may vary from our estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. Revenue is comprised of net revenue through the company's website, marketplace sales and sales to wholesale accounts. Net revenue is recognized net of sales taxes, discounts, and an estimated allowance for sales returns. Sales are recognized upon shipment of product and when the title has been passed to customers, net of an estimated allowance for sales returns. Revenue is recognized when these sales occur.

Our estimated allowance for sales returns is a subjective critical estimate that has a direct impact on reported net revenue. This allowance is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an estimated allowance for sales returns. The liability for sales returns is recognized within current liabilities, and as asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. Our standard terms limit returns to approximately 60 days after the sale of the merchandise.

Inventory. Inventory is valued at the lower of cost and net realizable value. We periodically review our inventories and make provisions as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination. In addition, we provide for inventory shrinkage as a percentage of sales, based on historical trends from actual physical inventories. Inventory shrinkage estimates are made to reduce the inventory value for lost or stolen items. We perform physical inventory counts and cycle counts throughout the year and adjust the shrink provision accordingly.

Long-Lived Assets. Long-lived assets, including intangible assets with finite useful lives are evaluated for impairment when the occurrence of events or changes in circumstances indicates that the carrying value of the assets may not be recoverable as measured by comparing their net book value to the undiscounted estimated future cash flows generated by their use and eventual disposition. Impaired assets are recorded at fair value, determined principally by the present value of the estimated future cash flows expected from their use and eventual disposition.

Goodwill and Intangible Assets. Intangible assets are recorded at cost. Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently when an event or circumstance indicates that goodwill might be impaired. Goodwill impairment testing requires us to estimate the fair value of our reporting units. We generally base our measurement of the fair value on the present value of future cash flows. Our significant estimates in the discounted cash flows model include the discount rate and long-term rates of growth. We use our best estimates and judgment based on available evidence in conducting the impairment testing.

Stock-Based Compensation. We account for stock-based compensation using the fair value method. The fair value of awards granted is estimated at the date of grant and is recognized as employee compensation expense on a straight-line basis over the requisite service period. For awards with service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards that are expected to vest.

Contingencies. In the ordinary course of business, we may be involved in legal proceedings regarding contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from claims against us, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including in some cases judgments about the potential actions of third-party claimants and courts.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years.

Date of Commencement of Offering (MM/YYYY)	Offering Exemption Relied Upon	Securities Offered	Final Amount Sold	Final Proceeds	Use of Proceeds
06/2021	506(b) of Regulation D	Series B-1 Preferred Stock	29,475,339	$3,000,000	Working capital, product development, and marketing
03/2020	Regulation A	Class A Common Stock*	1,332,312	$1,332,312	Working capital, product development, and marketing, as well as offering costs (i.e. platform fees to StartEngine, commissions, etc.)
11/2019	Regulation Crowdfunding	Class A Common Stock*	1,213,250	$1,068,601	Working capital (inclusive of compensation to officers), product development, and marketing, as well as offering costs (i.e. platform fees to StartEngine, commissions, etc.)

*Each share of which converted into 1 share of Common Stock and 1 share of Series B-5 Preferred Stock in the Recapitalization.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company's executive officers and directors are listed below as of the date of this report. The executive officers are full-time employees. All directors are elected at each annual meeting to hold office until the next annual stockholders meeting.

Name	Position	Age	Date Appointed to Current Position
Executive Officers			
Adam Colton	Chief Executive Officer, Chief Financial Officer	55	Appointed to indefinite term of office as CFO on November 15, 2019. Appointed as interim CEO in August 2021 and CEO in November 2021
Directors			
Adam Colton	CEO Director	55	Appointed July 12, 2021
Gregory Seare	Series B-1 Preferred Director	48	Appointed July 7, 2021
Kurt Hanson	Series B-1 Preferred Director	48	Appointed February 11, 2022
Doug Hegebarth	Preferred/Common Director	74	Appointed March 31, 2022
Significant Employees			
Lilia Nevarez	Controller	47	Appointed March 8, 2021

Adam Colton, Chief Executive Officer, Chief Financial Officer, Director

Adam started his career with PricewaterhouseCoopers and has significant experience serving as both a Chief Operating Officer and a Chief Financial Officer, mostly within the consumer products space. Prior to joining Hylete he served as the Chief Operating Officer and Chief Financial Officer of Lamkin Corporation as well as the Chief Financial Officer of National Cardiac. Adam was also a co-founder of Mad Dog Multimedia, Inc. which grew to over $40 million in sales. He holds a BS in Accounting from Binghamton University School of Management and an MBA from The Wharton School, University of Pennsylvania.

Gregory Seare, Director

Greg is the co-founder and managing director of Black Oak Capital, which he founded in 2008. In this role, he leads overall strategy formulation and fundraising while overseeing deal sourcing, due diligence, and new investments. Prior to Black Oak, Greg was a founder and managing director at Seare Marriott & Co, a middle-market investment banking firm with offices in Salt Lake City, Utah, and Richmond, Virginia. Previously, Greg worked at BB&T and Virginia Capital Markets in Richmond, Virginia where he had over $2 billion of transaction experience spanning multiple industries. Greg received an MBA and MPP from William & Mary (where he was a Jefferson Fellow) and a BS in Political Science from the University of Utah

Kurt Hanson, Director

Kurt currently serves as a Managing Director at Black Oak Capital, which he joined in January 2022, as well as an Adjunct Professor at the University of Nevada-Las Vegas, where he has taught since 2019. Prior to joining Black Oak, Kurt had a successful career in the wealth management, financial services and insurance industries, providing services as an independent business consultant since 2013, and providing wealth management services since 2018. Kurt received his BS and MBA from the University of Nevada-Las Vegas

Doug Hegebarth, Director

Doug has more than 35 years of progressively responsible experience including directing as many as 1,000 employees in businesses with revenues in excess of $100 million. He founded Aviara, Inc. in 2001, where he still serves as President and CEO, and through which he provides business and technology consulting to startups and small to mid-sized companies. He led a number of businesses through start-up, survival, turnaround and growth modes, as well as exits through sale and IPO. He has also successfully raised funds for companies from angels, venture capital, private equity, public offerings and non-dilutive government grants. Doug currently sits on three private company Board of Directors, two of these in the deep tech healthcare sector and one in space communications. He was also a member of the Board of Governors and Treasurer of a community foundation in San Diego with over $600M under management.

Lilia Nevarez, Controller

Lilia brings 20 plus years' experience in accounting, including 5 years as an Assistant Controller and 7 plus years as a Controller. Lilia joined Hylete in 2015, beginning as the company's Senior Accountant, until her appointment as Controller on January 1, 2016. Lilia's duties include but are not limited to managing the accounting team, month-end-close, payroll, treasury management, and the annual audit as well as assisting with all SEC reporting.

Election of Board of Directors: The company's Second Amended and Restated Certificate of Incorporation (the "Restated Certificate") and bylaws, as amended, establish a Board of Directors of five members.

- The holders of the Series B-1 Preferred Stock, voting as a separate series and separate class, are entitled to elect three (3) members (each, a "Series B-1 Preferred Director") of the Board of Directors. Gregory Seare and Kurt Hanson currently serve as Series B-1 Preferred Directors with the remaining seat currently being vacant.

- The holders of Series B-3 Preferred Stock, B-4 Preferred Stock, and Common Stock, voting collectively as a separate class on an as-converted basis, are entitled to elect one (1) member (the "Preferred/Common Director") of the Board of Directors. Doug Hegebarth currently serves as the Preferred/Common Director.

- The fifth seat of the Board of Directors shall automatically be filled by the then-sitting Chief Executive Officer of the Corporation (the "CEO Director"). If, at any time, there is no Chief Executive Officer, the CEO Director position shall be filled by the next highest officer of the Corporation (the "Next Highest Officer"), until such time as there is a Chief Executive Officer. Only the Chief Executive Officer shall be qualified to serve as CEO Director; provided, that if there is no CEO Director, the Next Highest Officer shall be qualified to serve as CEO Director until a Chief Executive Officer is in place (and any Next Highest Officer in office as a director shall automatically cease to be qualified, and shall cease to serve, as a director immediately upon the installation of a new Chief Executive Officer). If a person serving as CEO Director ceases to be the Chief Executive Officer, such person shall automatically cease to be qualified as, and shall cease to be, the CEO Director, and the Next Highest Officer or the newly elected Chief Executive Officer, as the case may be, shall thereupon become qualified to be (and shall be appointed to fill the vacancy resulting from). The Board of Directors shall not remove the Chief Executive Officer unless such removal is approved by (in addition to any greater or additional vote required by law, this Certificate, and/or the Bylaws) all of then-sitting directors other than the CEO Director. Adam Colton currently serves as the CEO Director.

Investor Rights Agreement

The company has entered into an Investor Rights Agreement dated as of July 16, 2015 with certain investors in its Preferred Stock, including former members of the board of directors and executive officers. Under the Investor Rights Agreement, the company grants the investors registration rights and grants "Major Investors", defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

Voting Agreement

The company has entered into a Voting Agreement, dated as of July 16, 2015 with certain investors in its Preferred Stock and the founders of the company (defined in the agreement as Ron Wilson, Matt Paulson and Garrett Potter, the "Founders"). The investors and the founders agreed to vote their shares to achieve the structure of the Board of Directors as set forth in the agreement and subsequently set forth in the Restated Certificate. In the event that a party to the agreement fails to vote its shares to achieve that structure, the agreement grants a proxy to the chairman of the Board of Directors, or, in the absence of a chairman, the CEO to vote those shares as prescribed in the agreement. The Restated Certificate and bylaws, as amended, adjusted the composition of the board and the voting procedure for electing directors. These changes make it unlikely that the provisions of the Voting Agreement will come into play. The agreement also grants the investors a drag-along right to sell their shares in the event that holders of at least 75% of the Common Stock on an as-converted basis approve the sale of more than 50% of the outstanding voting power of the company, subject to certain terms and conditions of the Voting Agreement.

Right of First Refusal and Co-Sale Agreement

The company has entered into a Right of First Refusal and Co-Sale Agreement, dated as of July 16, 2015 and amended as of June 14, 2017, with certain investors in its Preferred Stock and the Founders. In the event that a Founder proposes in certain circumstances to transfer any shares of Common Stock owned by the Founder ("Founder Stock"), the company has a right of first refusal to purchase all or a portion of the Founder Stock on the same terms as those for the proposed transfer. In the event the company does not elect to purchase any or all of the shares of Founder Stock, each Major Investor has the right to purchase its pro rata share of the Founder Stock. In the event that the company and/or the Major Investors fail to exercise their rights of first refusal, the agreement grants the Major Investors a co-sale right to participate in the transfer of Founder Stock on the same terms and conditions available to the founders.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 1, 2022, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company's voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company's voting securities include all shares of Common Stock and all shares of Preferred Stock.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (4)
Ron Wilson 930 Via Mil Cumbres, Unit 139 Solana Beach, CA 92075	Class A Common Stock	3,820,050	0	24.51%
Matt Paulson 2405 E Mountain Ledge Dr St George UT 84790	Class A Common Stock	2,950,200	0	18.93%
All current officers and directors as a group (4 people) (1)	**Class A Common Stock**	**470,200**	**90,000 (3)**	**3.59%**
Gregory Seare (2) 111 S Main St Suite 2025 Salt Lake City, UT 84111	Series B-1 Preferred	29,475,339	N/A	100.0%
All current officers and directors as a group (4 people) (1)	**Series B-1 Preferred**	**29,475,339**	**N/A**	**100.0%**
Jeffrey Bishop 18 Sackett Road Lee, NH 03861	Series B-2a Preferred	800,752	N/A	100.0%
All current officers and directors as a group (4 people) (1)	**Series B-2a Preferred**	**N/A**	**N/A**	**N/A**
Gregory Seare (2) 111 S Main St Suite 2025 Salt Lake City, UT 84111	Series B-2b Preferred	21,933,642	N/A	100.0%
All current officers and directors as a group (4 people) (1)	**Series B-2b Preferred**	**21,933,642**	**N/A**	**100.0%**
Adam S. Colton 7655 Allegro Lane San Diego, CA 92127	Series B-3 Preferred	4,220,824	N/A	29.85%
Min Xiang 13821 SE 10th St Bellevue, WA 98005	Series B-3 Preferred	1,745,663	N/A	12.34%
Gregory Seare (2) 111 S Main St Suite 2025 Salt Lake City, UT 84111	Series B-3 Preferred	1,936,074	N/A	13.69%
All current officers and directors as a group (4 people) (1)	**Series B-3 Preferred**	**6,156,898**	**N/A**	**43.54%**
CircleUp Growth Capital Fund I, LLP 30 Maiden Lane Floor 6 San Francisco, CA 94108	Series B-4 Preferred	1,466,500	N/A	11.76%
Adam S. Colton 7655 Allegro Lane San Diego, CA 92127	Series B-4 Preferred	3,067,400	N/A	24.59%
All current officers and directors as a group (4 people) (1)	**Series B-4 Preferred**	**3,067,400**	**N/A**	**24.59%**

(1) Our current board of directors consists of Adam Colton, Gregory Seare, Kurt Hanson, and Doug Hegebarth.
(2) Represents shares owned by Black Oak Capital. Gregory Seare exercises voting control over all shares of our company held by Black Oak Capital and its affiliate entities.
(3) Represents shares issuable pursuant to unexercised stock options awarded to Adam Colton which are vested as of April 1, 2022. An additional 45,000 unexercised stock options awarded to Adam Colton will be fully-vested on July 21, 2023.

(4) Percentage calculations based on 15,587,941 shares of Common Stock, 29,475,339 shares of Series B-1 Preferred Stock, 800,752 shares of Series B-2A Preferred Stock, 21,933,642 shares of Series B-2B Preferred Stock, 14,142,088 shares of Series B3 Preferred Stock, 12,474,000 shares of Series B4 Preferred Stock, and 15,587,941 shares of Series B5 Preferred Stock issued and outstanding as of April 1, 2022.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As described earlier in this report, on April 1, 2022, the company entered the Debt Conversion Agreement with the Black Oak Lenders. Pursuant to the Debt Conversion Agreement, the Black Oak Lenders agreed (1) to terminate all prior credit agreements between the company and the Black Oak Lenders relating to six million dollars ($6,000,000) of indebtedness owed by the company to the Black Oak Lenders (the "Debt"), other than the security agreements relating to such indebtedness, and to cancel the Debt and (2) to release, waive, discharge and covenant not to sue the company, including its affiliates, directors, employees, shareholders, former shareholders, employees, agents, representatives, successors and assigns (collectively, "Releases") from any claims the Black Oak Lenders may have or have, in connection with the prior credit agreements. Pursuant to the Debt Conversion Agreement, on April 1, 2022 the company converted all of the Debt into shares of Series B-2B Preferred Stock, par value $0.001 per share ("Series B-2B Preferred"), of the company and issued 20,889,183 shares of Series B-2B Preferred at a price of $0.28723 per share to entities designated by the Black Oak Lenders. The company also agreed to issue an additional 1,044,459 shares of B-2B Preferred, which represented a 5% closing fee on the amount of Debt converted.

Gregory Seare was appointed as a director of Hylete in July 2021, and is the co-founder and managing director of Black Oak Capital. Black Oak Capital is also a significant shareholder of Hylete.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of HYLETE's Second Amended and Restated Certificate of Incorporation (the "Restated Certificate") and bylaws, as amended. For a complete description of HYLETE's capital stock, you should refer to the Restated Certificate and bylaws, as amended, of the company and to the applicable provisions of Delaware law, including the Delaware General Corporation Law ("DGCL").

The authorized capital stock of the company consists of Common Stock and Preferred Stock. The Preferred Stock consists of six series: Series B-1 Preferred Stock, Series B-2A Preferred Stock, Series B-2B Preferred Stock, Series B3 Preferred Stock, Series B4 Preferred Stock, and Series B5 Preferred Stock.

As of April 1, 2022, the authorized and outstanding shares, options, and warrants included:

Class	Authorized	Issued and Outstanding
Common Stock	155,000,000	15,587,941
Series B-1 Preferred Stock	50,000,000	29,475,339
Series B-2A Preferred Stock	7,000,000	800,752
Series B-2B Preferred Stock	22,000,000	21,933,642
Series B3 Preferred Stock	19,000,000	14,142,088
Series B4 Preferred Stock	16,000,000	12,474,000
Series B5 Preferred Stock	19,000,000	15,587,941
Total	**288,000,000**	**94,413,762**

At April 1, 2022, the total number of shares subject to awards under the 2015 Equity Incentive Plan were 2,746,500.

	Issued and Outstanding
Preferred Stock Warrants	2,089,747
Common Stock Options and Warrants	2,914,489
Convertible Securities	**5,004,236**

On June 14, 2021, we filed a Second Amended and Restated Certificate of Incorporation with the State of Delaware to authorize, sell and issue Series B-1 Preferred Stock, create Series B-2A and Series B-2B Preferred Stock, reclassify the Series AA Preferred Stock into Series B-3 Preferred Stock and reclassify the Series A, A-1 and A-2 Preferred Stock into Series B-4 Preferred Stock. In addition, each share of Common Stock issued and outstanding immediately prior to the effective date of this amendment was automatically reclassified to one share of Common Stock and one share of Series B-5 Preferred Stock (or collectively, a "Common Stock Unit"). Collectively, we refer to the above changes to the company's capital structure in this report as the "Recapitalization".

As a result, all investors in the Offering received one share of Common Stock and one share of Series B-5 Preferred stock for each share of Class A Common Stock purchased in the Offering and held as of June 14, 2021.

Common Stock

Voting Rights

Each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of one of the directors of the company.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and only following payment to holders of the company's Preferred Stock, as detailed in the company's Restated Certificate. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the company and the satisfaction of any liquidation preference granted to the holders of all shares of the outstanding Preferred Stock.

Rights and Preferences

Holders of the Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by the rights of the holders of the company's Preferred Stock. Certain holders of the Common Stock of the company are parties to the Voting Agreement, Investor Rights Agreement and Right of First Refusal and Co-Sale Agreement, each as defined and described below.

Preferred Stock

Each series of Preferred Stock contains substantially similar rights, preferences, and privileges, except as described below.

Voting Rights

Each holder of Preferred Stock (with the exception of holders of Series B-5 Preferred Stock, which have no voting rights) is entitled to one vote for each share of Common Stock into which such share of Preferred Stock could be converted. Fractional votes are not permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Preferred Stock (with the exception of holders of Series B-5 Preferred Stock) are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Certain holders of Preferred Stock and founders of the company are parties to a voting agreement, described below under "—Voting Agreement."

The affirmative vote of the holders of at least a majority of the outstanding Preferred Stock (excluding all shares of Series B-5 Preferred Stock), voting together on an as-converted basis, is necessary for effecting certain actions, including, but not limited to:

- Alter or change the rights, preferences or privileges of the Preferred Stock, or effect any transaction in which the Preferred Stock are treated differently than the Common Stock;
- Authorize, create or issue any new class or series of stock or other security, including any security that is junior, pari passu or senior to the Preferred Stock with respect to voting, dividends, redemption or liquidation rights;
- Effect the sale of any material assets of the Corporation, including but not limited to intellectual property, other than in the ordinary course of business;
- Redeem or repurchase any shares of Common Stock or Preferred Stock or pay or declare any dividend on any Common Stock or Preferred Stock other than redemptions of, or dividends on, the Preferred Stock as expressly authorized by the Restated Certificate.

Additionally, the holders of Series B-1 Preferred will be entitled to elect three (3) members of the Board of Directors of Hylete. The holders of Series B-3 Preferred, B-4 Preferred and Common Stock, voting together as a class, will be entitled to elect (1) member of the Board of Directors.

Dividend Rights

Holders of Series B-2B Preferred Stock, prior and in preference to the holders of Common Stock and all other series of Preferred Stock, are entitled to receive, when and as declared by the Board of Directors, but only out of legally available funds, cash dividends at the rate of 12.5% of the Original Issue Price (as defined below), for each share of Series B-2B Preferred Stock, per year on each outstanding share of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). Such dividends shall be payable by Corporation on a quarterly basis in cash, unless otherwise prohibited by law or consented in writing by holders of a majority of the outstanding shares of the Series B-2B Preferred Stock, voting as a separate series. Except in connection with a Liquidating Event (as defined below), the right to receive dividends is cumulative. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Conversion Rights

Shares of the Series B-5 Preferred Stock are not convertible. Shares of all other classes of Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company's Common Stock at the then-applicable conversion rate. The conversion rate in effect at any time for conversion of the Series B Preferred Stock is the quotient obtained by dividing the respective Original Issue Price of the Series B Preferred Stock by the respective "Series B Preferred Stock Conversion Price" for the Series B Preferred Stock. The Series B Preferred Stock Conversion Price, as of the date of this report, is equal to the Original Issue Price of the respective class of Series B Preferred Stock. The Series B Preferred Stock Conversion Price is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock.

Additionally, each share of Preferred Stock will automatically convert into Common Stock, based on the then-effective Series B Preferred Stock Conversion Price, (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Preferred Stock, voting together on an as-converted basis, or (B) majority vote by the Board of Directors upon an Initial Public Offering, or any other type of direct prospectus or registered offering transaction, which results in the Corporation becoming "public" and any class of its securities are quoted or traded in any public market or exchange. The shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events such as the sale or merger of the company, as further set forth in the Restated Certificate (each, a "Liquidating Event"), funds from such a transaction will be distributed in the following order of priority:

- First: An amount per share of Series B-1 Preferred and Series B-2A Preferred equal to three (3) times the original issue price of such shares.
- Second: An amount per share of Series B-2B Preferred equal to one (1) times the original issue price of such shares.
- Third: An amount per share of Series B-3 Preferred equal to one (1) times the original issue price of such shares.
- Fourth: An amount per share of Series B-4 Preferred equal to one (1) times the original issue price of such shares.
- Fifth: An amount per share of Series B-2B Preferred equal to one (1) times the original issue price of such shares.
- Sixth: An amount per share of Series B-3 Preferred equal to one (1) times the original issue price of such shares.
- Seventh: An amount per share of Series B-4 Preferred equal to one (1) times the original issue price of such shares.
- Eighth: An amount per share of Series B-5 Preferred equal to fifty cents ($0.50).
- Ninth: Any remaining amount shall be distributed ratably to the holders of Common Stock, and Series B Preferred Stock (excluding Series B-5 Preferred Stock) on an as-if converted basis in proportion to the number of shares of Common Stock held by each such holder.

The "original issue price" of each of the Series of Preferred Stock set forth above is as follows:

- for the Series B-1 Preferred Stock, $0.10178 per share;
- for the Series B-2A Preferred Stock, $0.28723 per share;
- for the Series B-2B Preferred Stock, $0.28723 per share;
- for the Series B-3 Preferred Stock, an amount equal to the corresponding price paid per share of Series AA Preferred Stock* (or reclassified Series B-3 Preferred Stock) at the time of purchase;
- for the Series B-4 Preferred Stock, an amount equal to the corresponding price paid per share of the Series A Preferred Stock*, Series A-1 Preferred Stock*, or Series A-2 Preferred Stock* (or reclassified Series B-4 Preferred Stock) at the time of purchase; and
- for the Series B-5 Preferred Stock, $0.00 per share (each, the "Original Issue Price")

Note – the "Original Issue Price" for these previous series of the company's Preferred Stock were as follows:

- *$0.5143 per share for each share of Series A-2 Preferred Stock issued before September of 2016, $1.75 per share for each share of Series A-2 Preferred Stock issued in 2018.*
- *$0.3078 per share for each share of Series A-1 Preferred Stock,*
- *$0.1917 per share for each share of Series A Preferred Stock, and*
- *$0.30 per share for each share of Series AA Preferred Stock issued in January of 2020 2019 and $0.50 per share for each share of Series AA Preferred Stock issued in June or July of 2020.*

If upon such Liquidating Event, the Liquidation Preference for any Series of Preferred Stock set forth above has been fully satisfied and if, upon such Liquidating Event, the assets (or the consideration received in a transaction) that are distributable to the holders of that Series Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of that Series of Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Preferred Stock, the remaining assets of the company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

Preemptive Rights; Registration Rights

The company has entered into an Investor Rights Agreement dated as of July 16, 2015 with certain investors in its Preferred Stock. Under the Investor Rights Agreement, the company grants the investors registration rights and grants "Major Investors", defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

Voting Agreement

The company has entered into a Voting Agreement, dated as of July 16, 2015 with certain investors in its Preferred Stock and the founders of the company (defined in the agreement as Ron Wilson, Matt Paulson and Garrett Potter, the "Founders"). The investors and the founders agreed to vote their shares to achieve the structure of the Board of Directors as set forth in the agreement and subsequently set forth in the Restated Certificate. In the event that a party to the agreement fails to vote its shares to achieve that structure, the agreement grants a proxy to the chairman of the Board of Directors, or, in the absence of a chairman, the CEO to vote those shares as prescribed in the agreement. The Restated Certificate and bylaws, as amended, adjusted the composition of the board and the voting procedure for electing directors. These changes make it unlikely that the provisions of the Voting Agreement will come into play. The agreement also grants the investors a drag-along right to sell their shares in the event that holders of at least 75% of the Common Stock on an as-converted basis approve the sale of more than 50% of the outstanding voting power of the company, subject to certain terms and conditions of the Voting Agreement.

Right of First Refusal and Co-Sale Agreement

The company has entered into a Right of First Refusal and Co-Sale Agreement, dated as of July 16, 2015 and amended as of June 14, 2017, with certain investors in its Preferred Stock and the Founders. In the event that a Founder proposes in certain circumstances to transfer any shares of Common Stock owned by the Founder ("Founder Stock"), the company has a right of first refusal to purchase all or a portion of the Founder Stock on the same terms as those for the proposed transfer. In the event the company does not elect to purchase any or all of the shares of Founder Stock, each Major Investor has the right to purchase its pro rata share of the Founder Stock. In the event that the company and/or the Major Investors fail to exercise their rights of first refusal, the agreement grants the Major Investors a co-sale right to participate in the transfer of Founder Stock on the same terms and conditions available to the founders.

Forum Selection Provisions.

Article 7 of the Restated Certificate and Section 8.14 of our bylaws, as amended, dictate that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including a derivative action or proceeding brought on behalf of our company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the stockholders of our company; any claim arising under the DGCL; and any action asserting a claim governed by the internal affairs doctrine. We do not intend this exclusive forum provision to apply to claims under the federal securities laws. While management believes limiting the forum is a benefit, stockholders could be inconvenienced by not being able to bring an action in another forum they find favorable. Note that there is uncertainty as to whether a court would enforce this provision as it relates to claims under the federal securities laws and that stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

As a Delaware corporation, we are permitted to mandate in our corporate governance documents a chosen forum for the resolution of state law-based stockholder class actions, derivative suits and other intra-corporate disputes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Ongoing Reporting

The company has been subject to the ongoing reporting requirements of Regulation Crowdfunding and has not previously failed to comply with the requirements of Rule 202.

UPDATES

Updates on the status of the Offering may be found at: www. https://www.startengine.com/hylete-2019. The Offering closed on February 19, 2020. As such, there are no longer any updates being posted about the Offering. Annual Reports can be found on our website at https://www.hylete.com/financials.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

HYLETE, Inc.

By /s/ *Adam Colton*
Principal Executive Officer HYLETE, Inc.

This Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam Colton
Adam Colton, Principal Financial Officer, Principal Executive Officer, Chief Financial Officer, Chief Operating Officer, Director
Date: May 2, 2022

/s/ Lilia Nevarez
Lilia Nevarez, Principal Accounting Officer
Date: May 2, 2022

/s/ Kurt Hanson
Kurt Hanson, Director
Date: May 2, 2022

/s/ Doug Hegebarth
Doug Hegebarth, Director
Date: May 2, 2022

/s/ Gregory Seare
Gregory Seare, Director
Date: May 2, 2022

EXHIBIT A TO FORM C

AUDITED FINANCIAL STATEMENTS OF HYLETE, INC. FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020.